

April 24, 2015

Scott Maw
Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

> **Re:** **Starbucks Corporation**
> **Form 10-K for Fiscal Year Ended September 28, 2014**
> **Filed November 14, 2014**
> **File No. 000-20322**

Dear Mr. Maw:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Stored Value Cards, page 56

1. Please explain to us and disclose as appropriate your accounting for stored value cards, gift cards sold by your stores along with loyalty points which are redeemed at licensed stores, assuming their redemptions would not trigger your revenues. Also, tell us if stored value cards and/or gift cards are sold by licensed stores and other third parties, and if so, explain to us and disclose as appropriate your accounting for such transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Scott Maw
Starbucks Corporation
April 24, 2015
Page 2

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief